Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For November 16, 2006

TECHNIP
(Exact name of registrant as specified in its charter)

6-8 allée de l’Arche
92973 Paris La Défense Cedex, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82__________

PRESS RELEASE
Paris, November 16, 2006

THIRD QUARTER 2006 RESULTS
Net Income: + 63%
Operating Margin Ratio: 6.1%
Backlog: 10.9 Billion Euros

Euros in Millions	Third Quarter			Nine Months
(except EPS and E/ADS)
	2006	2005	Change	2006	2005	Change

Revenues	1,781	1,460	+22.0%	4,944	3,992	+23.9%
Operating Income	107.8	83.9	+28.5%	246.3	200.3	+23.0%
Net Income	60.3	36.9	+63.4%	137.1	91.9	+49.2%
Fully Diluted EPS (€)	0.55	0.40	+39.4%	1.35	1.00	+35.0%
Fully Diluted E/ADS ($)	0.70	0.50	+39.4%	1.71	1.26	+35.0%

On November 15, 2006, Technip’s Board of Directors approved the un-audited third quarter and nine-month 2006 consolidated accounts.

Daniel Valot, Chairman and CEO, commented: “During the third quarter of 2006, our earnings show clear progress. In the SURF, Offshore Facilities and Industries business segments, our performance reached satisfactory levels, thanks mainly to a high level of asset utilization. In Onshore-Downstream, where we are in the process of finishing projects begun three years ago amidst tight conditions, the operating margin ratio, as expected, continues to improve progressively. Our net income, which included no exceptional items other than a charge associated with the Sarbanes-Oxley compliance procedures, is up 63% compared to the third quarter of 2005.

Last April, Technip decided to enhance shareholder value through the return of approximately EUR 600 million which became available following the conversion into equity of our convertible bonds. To date, we have reached 50% of this goal, through share buybacks.

Investments in new oil and gas projects continue to grow, despite cost increases induced by the high level of industry activity which is straining the worldwide engineering, manufacturing and construction capacities. Within this context, Technip is pursuing its policy of stabilizing its backlog at a high level by focusing on projects which offer the most attractive margin potential and the lowest risk profile. We are continuing to reinforce our human resources and to develop our industrial and maritime assets.

Given the current execution of our projects, I confirm that the Group should achieve its full year targets: revenues of approximately EUR 6.8 billion and operating income of EUR 340 million or above, at least 47% higher than last year.”

I. THIRD QUARTER 2006 HIGHLIGHTS

•	All-time highs were reached in terms of revenues, operating income and net income. Compared to the third quarter of 2005:

	•	revenues were up 22.0%,

	•	operating income increased of 28.5%,

	•	net income rose 63.4%,

	•	both EPS and E/ADS were up 39.4%.

•	The Group’s operating income margin ratio reached 6.1% compared to 5.8% for the same period one year earlier.

•	The Group’s net cash position increased to EUR 1,508 million, up from EUR 351 million at September 30, 2005.

•	Capital expenditures totaled EUR 43.2 million.

•	Order intake reached EUR 1,360.4 million. The backlog at September 30, 2006 was EUR 10,851.6 million compared to EUR 11,069.0 at September 30, 2005. Backlog by business segment was as follows:

	•	SURF: EUR 2,634.9 million

	•	Offshore Facilities: EUR 664.5 million

	•	Onshore-Downstream: EUR 7,389.3 million

	•	Industries: EUR 162.9 million

•
From May 3, 2006 through September 30, 2006, Technip purchased 5,289,987 shares for a total of EUR 236.5 million. Since October 1st, Technip has repurchased an additional 1,469,000 shares for EUR 63.7 million.

II. BUSINESS SEGMENT OPERATIONAL PERFORMANCE

Principal operational highlights include:

  in Angola, the Deep Blue, having completed its deepwater installation assignment on the Dalia project, is now deployed on the Greater Plutonio (Block 18) project;

  with the successful installation of the topsides* of the Kikeh Spar, the Group has successfully completed four floatover installations in one year;

  the hydro cracker and hydrogen unit for the Gonfreville refinery expansion have been completed and delivered to the operator;

  more than 36,000 construction staff are currently mobilized on the liquefied natural gas (LNG) projects in Qatar and Yemen. This number is growing;

___________________
* Surface installations which allow hydrocarbon drilling, production and/or processing at sea with the award of the Ryssen bio-ethanol contract, Technip signed its fourth bio-fuel contract in two years.

SURF revenues reached EUR 593.7 million, up 25.8% compared to the third quarter of 2005, and were mostly generated by the Dalia UFL, Fram Ost and Alvheim projects. SURF operating income was up 24.5% at EUR 65.3 million. The operating margin ratio was 11.0% (15.9% on a pre-depreciation basis).

Offshore Facilities revenues were EUR 302.9 million compared EUR 334.6 million during the same period one year earlier. Main contributors were the Akpo FPSO as well as the Tahiti and Kikeh Spar projects. As several projects such as Dalia FPSO, Shah Deniz TPG 500, and East Area entered into their final execution phase, operating income was EUR 21.5 million, versus EUR 9.7 million during the third quarter of 2005. Consequently, the operating margin ratio was 7.1% compared to 2.9% one year earlier.

Onshore-Downstream revenues recorded their sixth consecutive quarterly increase and, at EUR 829.2 million, were 39.8% higher year-on-year. This increase was mainly due to the LNG projects in Qatar and Yemen, ethylene steam-crackers, the Horizon heavy oil project in Canada as well as the Dung Quat refinery in Vietnam. Quarterly operating income stood at EUR 25.3 million, a year-on-year increase of 11.5%, and the operating margin ratio was 3.1% compared to 3.8% during the third quarter of 2005.

In the Industries business segment, revenues were EUR 55.0 million versus EUR 60.2 million during the same period one year earlier. As expected, this segment’s improvement in earnings continued and accelerated: operating income reached EUR 3.2 million compared to EUR 1.3 million one year earlier, and the operating margin ratio was 5.8% compared to 2.2% during third quarter in 2005.

III. THIRD QUARTER 2006 FINANCIAL PERFORMANCE

Revenues at EUR 1,780.8 million were up 22.0% compared to EUR 1,459.7 million during the same period in 2005.

Up 28.5% year-on-year, operating income was EUR 107.8 million, and included a charge of EUR 3.5 million related to implementation of the Sarbanes-Oxley compliance program.

Net financial charges, EUR 17.6 million, were reduced compared to the third quarter of 2005 (EUR 23.5 million) as a consequence of the conversion of convertible bonds into equity at the end of March 2006.

Income tax was EUR 30.8 million compared to EUR 19.4 million during the third quarter of 2005. The relatively high nominal tax rate of 34.1% resulted from the geographic distribution of earnings; it is very close to the nominal tax rate of the same period one year ago (34.5%) .

Net income was EUR 60.3 million, 63.4% higher than during the same period in 2005. Third quarter 2005 net income included a loss from discontinued operations of EUR 5.0 million.

Fully diluted EPS and E/ADS were EUR 0.55 and USD 0.70, respectively (compared to EUR 0.40 and USD 0.50, respectively, one year earlier).

Third quarter 2006 net income reconciled to U.S. generally accepted accounting principles (U.S. GAAP) amounted to EUR 79.3 million.

For the first nine months of 2006, net cash grew by EUR 840.3 million and reached EUR 1,508.4 million at September 30, 2006. This new increase in net cash was primarily due to the conversion of the convertible bonds into shares (EUR 598.1 million), cash generated from operations (EUR 209.0 million) and change in the working capital (EUR 499.4 million). During the same period, the Group used cash to make its annual dividend payment (EUR 91.0 million), repurchase shares (EUR 236.5 million) and finance its capital expenditures (EUR 114.7 million). Technip estimates today that full year 2006 payments related to capital expenditures should total about EUR 200 million as opposed to EUR 250 million previously indicated, as some payments are shifting to 2007.

Shareholders’ equity at September 30, 2006 was EUR 2,391.6 million, up 22.4% compared to December 31, 2005.

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The information package on third quarter and nine-month 2006 results includes the press release and the annexes which follow as well as the presentation published on the Group’s web site (www.technip.com).

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Cautionary note regarding forward-looking statements

These documents contain both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements, or statements of future expectations; within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended. These forward-looking statements are not based on historical facts, but rather reflect our current expectations concerning future results and events. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied by these forward-looking statements. Risks that could cause actual results to differ materially from the results anticipated in the forward-looking statements include, among other things: our ability to successfully continue to originate and execute large integrated services contracts, and construction and project risks generally; the level of production-related capital expenditure in the oil and gas industry as well as other industries; currency fluctuations; interest rate fluctuations; raw material, especially steel, price fluctuations; the timing of development of energy resources; armed conflict or political instability in the Arabic-Persian Gulf, Africa or other regions; the strength of competition; control of costs and expenses; the reduced availability of government-sponsored export financing; loses in one or more of our large contracts; U.S. legislation relating to investments in countries in which we seek to do business; changes in tax legislation; severe weather conditions; our ability to successfully keep pace with technology changes; our ability to attract and retain qualified personnel; political and social stability in developing countries; supply chain bottlenecks; the ability of our subcontractors to attract skilled labor; and our ability to manage and mitigate logistical challenges due to underdeveloped infrastructure in some countries where we are performing projects.

Some of these risk factors are set forth and discussed in more detail in our Annual Report on Form 20-F as filed with the SEC on June 29, 2006, and as updated from time to time in our SEC filings. The forward-looking statements included in this release are made only as of the date of this release. We cannot assure you that projected results or events will be achieved. We do not intend, and do not assume any obligation to update any industry information or forward looking information set forth in this release to reflect subsequent events or circumstances.

With a workforce of more than 21,000 people, Technip ranks among the top five corporations in the field of oil, gas and petrochemical engineering, construction and services. Headquartered in Paris, the Group is listed in New York and Paris. The Group’s main operations and engineering centers and business units are located in France, Italy, Germany, the UK, Norway, Finland, the Netherlands, the USA, Brazil, Abu-Dhabi, China, India, Malaysia and Australia. In support of its activities, the Group manufactures flexible pipes and umbilicals, and builds offshore platforms in its manufacturing plants and fabrication yards in France, Brazil, the UK, the USA, Finland and Angola, and has a fleet of specialized vessels for pipeline installation and subsea construction.

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Investor and Analyst Relations
G. Christopher Welton	Tel. +33 (0) 1 47 78 66 74
E-mail: cwelton@technip.com

Xavier d’Ouince	Tel. +33 (0) 1 47 78 25 75
E-mail: xdouince@technip.com

Public Relations

Laurence Bricq	Tel. +33 (0) 1 47 78 26 37
E-mail: lbricq@technip.com

Group website	www.technip.com

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Technip’s shares trade on the following exchanges:

ANNEX I (a)
CONSOLIDATED STATEMENT OF INCOME IFRS
Not Audited

Euros in Millions	Third Quarter		Nine Months

(except EPS, E/ADS and number of fully diluted shares)	2006	2005	2006	2005

Revenues	1,780.8	1,459.7	4,944.2	3,991.9

Gross Margin	202.0	169.9	490.8	449.8

Research & Development Expenses	(9.5)	(5.8)	(23.9)	(19.6)
SG&A & Other Operating Income
(Expense)	(84.7)	(80.2)	(220.6)	(229.9)

Operating Income	107.8	83.9	246.3	200.3

Financial Income (Charges)	(17.6)	(23.5)	(44.8)	(57.3)
Income of Equity Affiliates	0.1	0.9	0.4	0.8

Profit Before Tax	90.3	61.3	201.9	143.8

Income Tax	(30.8)	(19.4)	(63.4)	(47.2)
Minority Interests	0.8	-	(1.4)	0.3
Discontinued Operations	-	(5.0)	-	(5.0)

Net Income	60.3	36.9	137.1	91.9

Net Income	60.3	36.9	137.1	91.9
Split Accounting & Post-tax Financial	-	8.6	10.0	22.7
Charges on Convertible Bonds

Restated Net Income	60.3	45.5	147.1	114.6

Number of Fully Diluted Shares (1) at
Period End	109,270,089	114,958,932	109,270,089	114,958,932

Fully Diluted EPS (€)	0.55	0.40	1.35	1.00

Fully Diluted E/ADS ($) (2)	0.70	0.50	1.71	1.26

____________________
1)	The number of fully diluted shares as of September 30, 2005:

	•	includes shares that would have been issued if all outstanding convertible bonds existing at that time had been redeemed for new shares,

	•	includes shares that would have been issued if stock options had been exercised,

	•	excludes treasury shares.

The number of fully diluted shares as of September 30, 2006:

	•	includes shares that would be issued if stock options were exercised,

	•	excludes treasury shares.

2)	Earnings per American Depositary Share (E/ADS) are in U.S. dollars and, for all periods, are calculated based upon fully diluted EPS in euros converted into US dollars using the Federal Reserve Bank of New York noon buying rate (USD/EUR) of 1.2687 as of September 29, 2006.

ANNEX I (b)
CONSOLIDATED STATEMENT OF CASH FLOWS IFRS
Not Audited

	Nine Months

Euros in Millions	2006	2005

Net Income	137.1	91.9
Depreciation of Property, Plant & Equipment	102.9	98.5
Provision for Convertible Bond Redemption Premium	--	11.1
Split Accounting of Convertible Bonds	10.0	12.5
Stock Option Charge	1.5	4.2
Long-Term Provisions (Employee Benefits)	0.8	(1.0)
Deferred Income Tax	(18.7)	17.2
Capital (Gain) Loss on Asset Sales	(25.8)	--
Minority Interests and Other	1.2	(1.2)

Cash from Operations	209.0	233.2

Change in Working Capital	499.4	331.0

Net Cash Provided by (Used in) Operating Activities	708.4	564.2

Capital Expenditures	(114.7)	(87.1)
Cash Proceeds from Asset Sales and Other	40.7	0.1

Net Cash Provided by (Used in) Investment Activities	(74.0)	(87.0)

Increase (Decrease) in Debt	(4.1)	(17.8)
Capital Increase	20.7	25.4
Dividend Payment	(91.0)	(32.0)
Share Repurchases	(236.5)	(5.4)
Convertible Bond Softcall Adjustment	(63.4)	--

Net Cash Provided by (Used in) Financing Activities	(374.3)	(29.8)

Foreign Exchange Translation Adjustment	(76.8)	52.6

Net Increase (Decrease) in Cash and Equivalents	183.3	500.0

Cash and Equivalents at Period Beginning	2,187.8	1,434.0
Cash and Equivalents at Period End	2,371.1	1,934.0

	(183.3)	(500.0)

ANNEX I (c)
CONSOLIDATED BALANCE SHEET IFRS

	Sept 30,	Dec. 31,
Euros in Millions	2006	2005
	(Not Audited)	(Audited)

Fixed Assets	3,275.9	3,244.5
Deferred Taxes and Other Non-Current Assets	130.4	90.0

NON-CURRENT ASSETS	3,406.3	3,334.5

Construction Contracts	785.2	585.0
Inventories, Customer & Other Receivables	1,632.9	1,146.8
Cash & Cash Equivalents	2,371.1	2,187.8

CURRENT ASSETS	4,789.2	3,919.6

Assets Held for Sale	--	42.9

TOTAL ASSETS	8,195.5	7,297.0

Shareholders’ Equity (Parent Company)	2,391.6	1,953.7
Minority Interests	14.8	13.9

SHAREHOLDERS’ EQUITY	2,406.4	1,967.6

Convertible Bond	--	650.1
Other Non-Current Debt	683.5	655.2
Non-Current Provisions	110.4	106.3
Deferred Taxes and Other Non-Current Liabilities	172.5	100.4

NON-CURRENT LIABILITIES	966.4	1,512.0

Current Debt	179.2	214.4
Current Provisions	86.8	133.4
Construction Contracts	2,401.6	1,672.4
Accounts Payable & Other Advances Received	2,155.1	1,797.2

CURRENT LIABILITIES	4,822.7	3,817.4

TOTAL SHAREHOLDERS’ EQUITY & LIABILITIES	8,195.5	7,297.0

Changes in Shareholders’ Equity (Parent Company)

Shareholders’ Equity at December 31, 2005	1,953.7
Nine-Month 2006 Net Income	137.1
Capital Increase	570.8
Equity Component of Convertible Bond (IAS 32)	(25.5)
Other Impacts of IAS 32 and 39	39.4
Dividend	(91.0)
Treasury Shares	(187.2)
Translation Adjustments and Other	(5.7)
Shareholders’ Equity at September 30, 2006	2,391.6

ANNEX I (d)
TREASURY AND CURRENCY RATES IFRS
Not Audited

Euros in Millions	Treasury and Financial Debt

	Sept. 30, 2006	Sept. 30, 2005

Cash Equivalents	467	658

Cash	1,904	1,276

Cash & Cash Equivalents (A)	2,371	1,934

Current Debt	179	194

Non Current Debt	684	1,389

Gross Debt (B)	863	1,583

Net Financial Cash (Debt) (A - B)	1,508	351

Euro vs. Foreign Currency Conversion Rates

	Statement of Income			Balance Sheet at

				Sept. 30,	Dec. 31,	Sept. 30,
	3Q 2006	4Q 2005	3Q 2005	2006	2005	2005

USD	1.24	1.24	1.26	1.27	1.18	1.20

GBP	0.68	0.68	0.69	0.68	0.69	0.68

___________________________________________________________________

     ANNEX II (a)
REVENUES BY REGION
IFRS
Not Audited

Euros in Millions	Third Quarter			Nine Months

	2006	2005	Change	2006	2005	Change

Europe, Russia, C. Asia	389.1	415.8	-6.4%	1,093.3	1,085.0	0.8%

Africa	292.4	310.5	-5.8%	910.9	997.3	-8.7%

Middle East	486.5	267.3	82.0%	1,365.7	781.2	74.8%

Asia Pacific	235.5	179.7	31.1%	600.4	373.3	60.8%

Americas	377.3	286.4	31.7%	973.9	755.1	29.0%

TOTAL	1,780.8	1,459.7	22.0%	4,944.2	3,991.9	23.9%

ANNEX II (b)
SUPPLEMENTAL INFORMATION BY BUSINESS SEGMENT
IFRS
Not Audited

Euros in Millions	Q3 2006	Q3 2005	Change	9M 2006	9M 2005	Change

SURF

Revenues	593.7	471.9	25.8%	1,573.4	1,345.5	16.9%

Gross Margin	103.9	85.5	21.5%	254.8	218.0	16.9%

Operating Income	65.2	52.4	24.4%	143.2	121.0	18.3%

Depreciation	(28.8)	(26.4)	9.5%	(82.7)	(73.3)	13.0%

OFFSHORE FACILITIES

Revenues	302.9	334.6	-9.5%	900.9	750.0	20.1%

Gross Margin	37.9	27.1	39.9%	91.6	68.9	32.9%

Operating Income	21.5	9.7	121.6%	63.0	19.8	218.2%

Depreciation	(2.3)	(3.5)	-34.3%	(6.8)	(10.4)	-34.6%

ONSHORE-DOWNSTREAM

Revenues	829.2	593.0	39.8%	2,316.0	1,704.2	35.9%

Gross Margin	53.2	50.5	5.3%	123.0	142.7	-13.8%

Operating Income	25.3	22.7	11.5%	41.7	63.0	-33.8%

Depreciation	(4.0)	(3.1)	29.0%	(7.5)	(7.9)	-5.1%

INDUSTRIES

Revenues	55.0	60.2	-8.6%	153.9	192.2	-19.9%

Gross Margin	7.0	6.6	6.1%	21.4	20.0	7.0%

Operating Income	3.2	1.3	146.2%	8.3	3.5	137.1%

Depreciation	1.2	(0.7)	nm	(0.7)	(1.7)	nm

CORPORATE

Operating Income	(7.4)	(2.2)	nm	(9.9)	(7.0)	41.4%

Depreciation	(1.7)	(1.7)	0.0%	(5.2)	(5.2)	0.0%

                 nm = not meaningful

ANNEX II (c)
ORDER INTAKE & BACKLOG
Not Audited

Euros in Millions	Order Intake by Business Segment

	Third Quarter			Nine Months

	2006	2005	Change	2006	2005	Change

SURF	802.0	1,192.2	-32.7%	1,460.3	2,178.1	-33.0%

Offshore Facilities	145.3	468.9	-69.0%	412.8	1,202.8	-65.7%

Onshore-Downstream	359.3	2,614.3	-86.3%	2,460.4	5,008.2	-50.9%

Industries	53.8	41.0	31.2%	153.6	93.8	63.8%

TOTAL	1,360.4	4,316.4	-68.5%	4,487.1	8,482.9	-47.1%

	Backlog by Business Segment at

	Sept. 30,	Sept. 30,
	2006	2005	Change

SURF	2,634.9	2,679.1	-1.6%

Offshore Facilities	664.5	1,396.4	-52.4%

Onshore-Downstream	7,389.3	6,870.9	7.5%

Industries	162.9	122.6	32.9%

TOTAL	10,851.6	11,069.0	-2.0%

	Backlog by Region at

	Sept. 30,	Sept. 30,	Change
	2006	2005

Europe, Russia, C Asia	892.9	917.0	-2.6%

Africa	1,588.7	2,120.9	-25.1%

Middle East	5,622.1	4,770.1	17.9%

Asia Pacific	1,096.2	1,112.3	-1.4%

Americas	1,651.7	2,148.7	-23.1%

TOTAL	10,851.6	11,069.0	-2.0%

	Estimated Backlog Scheduling at September 30, 2006

		Offshore	Onshore-
	SURF	Facilities	Downstream	Industries	Group

2006 (4th Quarter)	608	288	800	44	1,740

2007	1,480	288	3,639	89	5,496

2008 and Beyond	547	89	2,950	30	3,616

TOTAL	2,635	665	7,389	163	10,852

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TECHNIP
Dated: November 16, 2006
	By:	/s/ Olivier Dubois Olivier Dubois President, Finance and Control Chief Finance Officer